BB 3/23 *

[redacted]

10028587

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 22 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIES A
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 026807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Paulson Investment Company, Inc

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

811 SW Naito Parkway, Suite 200
(No. and Street)

Portland	Oregon	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Karen L. Johannes	503-243-6080
	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/23

OATH OR AFFIRMATION

I, **Trent Davis**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Paulson Investment Company, Inc**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of Oregon
County of Mult.
Subscribed to this 2nd day of
Feb 2010

Signature

President

Title

Notary Public

OFFICIAL SEAL
BARBARA J JAMES
NOTARY PUBLIC - OREGON
COMMISSION NO. 440044
MY COMMISSION EXPIRES JULY 2, 2013

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Paulson Investment Company, Inc.
Portland, Oregon

We have audited the accompanying statement of financial condition of Paulson Investment Company, Inc. (the Company) as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Paulson Investment Company, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Paulson Investment Company, Inc.
Statement of Financial Condition

		December 31, 2009
Assets		
Cash	$	44,740
Receivable from correspondent broker-dealer		10,505,232
Receivables from and advances to non-customers		628,508
Income taxes receivable from parent		2,191,448
Trading and investment securities, at fair value		7,848,363
Underwriter warrants, at fair value		1,290,000
Other assets		739,934
Total Assets	$	23,248,225
Liabilities and Stockholder's Equity		
Accounts payable and accrued liabilities	$	1,510,211
Payable to correspondent broker-dealer		2,288,945
Securities sold, not yet purchased at fair value		284
Income taxes payable to parent - current		192,909
Income taxes payable to parent - long-term		508,460
Deferred revenue		275,000
Underwriter warrants--employee and independent contractor, at fair value		10,000
Total Liabilities		4,785,809
Commitments and Contingencies		-
Stockholder's Equity		
Preferred stock, no par value; 500,000 shares authorized; none issued or outstanding		-
Common stock, no par value; 1,000,000 shares authorized; 400,100 shares issued and outstanding		2,064,739
Receivable from parent		(9,727,748)
Retained earnings		26,125,425
Total Stockholder's Equity		18,462,416
Total Liabilities and Stockholder's Equity	$	23,248,225

The accompanying notes are an integral part of the statement of financial condition.

Paulson Investment Company, Inc.

Notes to Statement of Financial Condition

Note 1. Nature of Business and Significant Accounting Policies

Paulson Investment Company, Inc. is a wholly-owned subsidiary of Paulson Capital Corp. Paulson Investment Company, Inc., is a registered broker-dealer in securities under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (FINRA). We provide broker-dealer services in securities on both an agency and a principal basis to our customers who are introduced to RBC Correspondent Services, a division of RBC Capital Markets Corporation (RBC CS), our clearing organization, on a fully-disclosed basis. We also act as lead or participating selling group member for securities offerings. We conduct business throughout the United States.

We operate under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, are exempt from the remaining provisions of that rule. Essentially, the requirements of paragraph (k)(2)(ii) provide that we clear all transactions on behalf of our customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Summary of Significant Accounting Policies:

Accounting policies: We follow accounting standards set by the Financial Accounting Standards Board (the "FASB"). The FASB sets generally accepted accounting principles ("GAAP") that we follow to ensure consistent reporting of financial condition, results of operations and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates regarding the fair value of underwriter warrants, not readily marketable securities and legal reserves are significant estimates and these estimates could change in the near term. Actual results could differ from those estimates.

Revenue recognition: Securities transactions and related revenue are recorded on a trade date basis. Manager's fees, underwriter's fees, and other underwriting revenues are recognized at the time the underwriting is completed. Tax deferred revenue is recognized at the time individual tax deferred units are sold. Revenue from the receipt of underwriter warrants is recognized on the date the warrants are received based on the estimated fair value of the securities received as estimated using the Black-Scholes option-pricing model taking into account the exercise price, remaining life of the warrant, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the remaining term of the warrant.

Income taxes: Our taxable income or loss is included in the consolidated federal income tax returns of Paulson Capital Corp. Paulson Capital Corp. allocates income tax expense or benefit to Paulson Investment Company, Inc. based upon its contribution to taxable income or loss as if Paulson Investment Company, Inc., were filing a separate return.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit

Note 1. Nature of Business and Significant Accounting Policies (Continued)

carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in results of operations in the period that includes the enactment date. We recognize benefits for uncertain tax positions if we determine that they are "more-likely-than-not" to be sustained by the taxing authority. Interest and penalties accrued on unrecognized tax benefits are recognized as tax expense.

Subsequent events: We evaluated subsequent events through February 26, 2010, which represents the date that these financial statements were issued.

Note 2. Receivable from and Payable to Correspondent Broker-Dealer

We introduce all customer transactions in securities traded on U.S. securities markets to RBC CS on a fully-disclosed basis. The agreement with our clearing broker provides that we are obligated to assume any exposure related to nonperformance by customers or counterparties. We monitor clearance and settlement of all customer transactions on a daily basis. The exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counterparty's ability to satisfy their obligations. In the event of nonperformance, we may be required to purchase or sell financial instruments at unfavorable market prices resulting in a loss. We have not experienced in the past, and we do not anticipate experiencing in the future, significant nonperformance by our customers and counterparties.

At December 31, 2009, the receivable from RBC CS was comprised of $681,867 in commissions receivable and $9,823,365 in deposits to facilitate principal trading activity.

At December 31, 2009, the payable to RBC CS was comprised entirely of amounts used to finance principal trading activity.

Note 3. Receivables from and Advances to Noncustomers

Receivables from and advances to noncustomers consist of the following:

		December 31, 2009
Officers	$	61,188
Employees		34,627
Independent brokers		279,223
Other		253,470
	$	628,508

Employee and independent broker receivables relate principally to advances and expenses in excess of commission earnings and investment losses charged to our employees and registered representatives. Other receivables are primarily related to advances to underwriting clients, as well as to commissions receivable and amounts receivable from insurance companies as reimbursement for insured losses. An allowance is recorded for specific amounts when they are determined by management to be uncollectible.

Note 4. Fair Value Measurements

Various inputs are used in determining the fair value of our financial assets and liabilities and are summarized into three broad categories:

- Level 1 – quoted prices in active markets for identical securities;
- Level 2 – other significant observable inputs, including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.; and
- Level 3 – significant unobservable inputs, including our own assumptions in determining fair value.

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

	December 31, 2009	
	Fair Value	Input Level
Trading and investment securities, marketable:		
Corporate equities	$ 4,692,895	Level 1
Corporate options/warrants	379,218	Level 1
Trading securities sold, not yet purchased:		
Corporate equities	284	Level 1
Investment securities, not readily marketable:		
Corporate equities	2,776,250	Level 3
Underwriter warrants	1,290,000	Level 3
Underwriter warrants – employee and independent contractor	(10,000)	Level 3

Valuation of Trading Securities and Marketable Investment Securities

The fair value of our trading and our marketable investment securities is determined based on quoted market prices. Securities traded on a national exchange are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price.

Valuation of Trading Securities Sold, Not Yet Purchased

As a securities broker-dealer, we are engaged in various securities trading and brokerage activities as principal. In the normal course of business, we sometimes sell securities that we do not currently own and will therefore be obligated to purchase such securities at a future date. This obligation is recorded on our balance sheet at the fair value based on quoted market prices of the related securities and will result in a trading loss on the securities if the fair value increases and a trading gain if the fair value decreases between the balance sheet date and the purchase date.

Valuation of Not Readily Marketable Investment Securities

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions or conditions applicable to the securities or to us. The fair value of not readily marketable securities is estimated by management using available information including the following: quoted market prices of similar securities (i.e., unrestricted shares of the same company); price of recent known trades of the same or similar securities; the cost of the security, if recently purchased, adjusted for changes in the financial condition of the issuer; all other information available from review of available documents related to the issuer or discussions with management of the issuer.

Note 4. Fair Value Measurements (Continued)

Valuation of Underwriter Warrants

We estimate the fair value of our underwriter warrants using the Black-Scholes Option Pricing Model. The warrants generally have a five-year expiration date and vest immediately. The warrants are generally subject to a restriction period of six months to one-year in which we cannot exercise the warrants. The Black-Scholes model requires us to use five inputs including: stock price, risk free rate, exercise price, time remaining on the warrant and price volatility. After stock price, the most influential factor in this model is price volatility, which we calculate for each company's warrants based on each company's own historical closing stock prices as well as an index of historical prices for comparable companies. When we initially receive a new underwriter warrant from an initial public offering, its calculated volatility factor is entirely based on the volatility of an index of comparable companies, since there is no price history for a new publicly traded company. As each underwriter warrant approaches its expiration date, its volatility factor is derived primarily from the historical prices of its underlying common stock. We cannot assure you that we will ultimately be able to exercise any of our warrants in a way that will realize the value that we attribute to them in our financial statements based on this model.

Note 5. Income Taxes

The deferred income tax asset (liability) consisted of the following:

		December 31, 2009
Accrued expenses	$	25,442
Deferred revenue		102,863
Federal capital loss carryforward		63,597
State net operating loss carryforwards and credits		483,774
State net capital loss carryforwards		251,245
Unrealized depreciation on securities		213,207
Compensation and benefits		31,956
Charitable contribution carryforwards and other		20,151
		1,192,235
Valuation allowance		(1,030,000)
		162,235
Prepaid expenses		(162,235)
	$	-

State net operating loss carryforwards of approximately $9,928,302 at December 31, 2009, expire from 2010 through 2029. State net capital losses of approximately $8,227,891 at December 31, 2009 expire from 2013 to 2014. There were no federal net operating loss carryforwards as of December 31, 2009.

Following is a rollforward of our unrecognized tax benefits:

Balance at December 31, 2008	$	272,000
Additions for tax positions taken in prior years		146,460
Balance at December 31, 2009		418,460
Interest accrued at December 31, 2009		90,000
	$	508,460

We are no longer subject to U.S. federal income tax examinations by tax authorities for years prior to the tax year ended December 31, 2004. Depending on the jurisdiction, we are no longer subject to state examinations by tax authorities for years prior to the December 31, 2004 tax year. We are currently under IRS examination for the tax years ended December 31, 2005 through December 31, 2008. The tax years which remain open to examination in the U.S., our only major taxing jurisdiction, are 2005 through 2009.

Note 5. Income Taxes (Continued)

All of our unrecognized tax benefits would have an impact on the effective tax rate if recognized. Interest accrued on unrecognized tax benefits was $90,000 at December 31, 2009. We believe it is reasonably possible that the total amount of unrecognized tax benefits, including interest, may decrease by approximately $270,000 within the next 12 months due to the closure of certain statutes of limitations.

Note 6. Employee Benefit Plans

Retirement benefits for our employees who have completed certain service requirements are provided by a defined contribution profit-sharing plan. Plan contributions are determined by the Board of Directors.

Note 7. Related Party Transactions

We advance funds to Paulson Capital Corp. in the normal course of business to pay for the operations of Paulson Capital Corp. The receivable from parent on the balance sheet is the accumulation of these transactions. The amount is not considered collectable and is included as a reduction of Stockholder's Equity.

Note 8. Commitments and Contingencies

Leases

We lease office space under the terms of various non-cancellable operating leases. The future minimum payments for each of the next five years and thereafter required for leases were as follows:

		As of December 31, 2009
Year ending December 31,		
2010	$	557,777
2011		89,739
	$	647,516

Underwriter Commitments

In the normal course of business, we enter into underwriting commitments. Settlement of the transactions relating to such underwriting commitments, which were open at December 31, 2009, had no material effect on our financial statements.

Legal

We have been named by individuals in certain legal actions, some of which claim state and federal securities law violations and claim principal and punitive damages. Included in the financial statements is an accrual for $48,440 for pending settlements near and subsequent to our year-end. As preliminary hearings and discovery in the remaining cases is not complete, it is not possible to assess the degree of liability, the probability of an unfavorable outcome or the impact on our financial statements, if any. Our management denies the charges in the remaining legal actions and is vigorously defending against them. No provision for any liability that may result from the remaining contingencies has been made in the financial statements.

Note 9. Net Capital Requirement

We are subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, we had net capital of $8,893,322, which was $8,745,883 in excess of our required net capital of $147,439. Our net capital ratio was 0.25 to 1 at December 31, 2009.

Note 10. Concentrations of Risk

Our trading and investment securities include investments in the common stock of the following companies, which represent more than 10% of trading and investment securities at December 31, 2009:

	December 31, 2009	
	Investment at Fair Value	Percentage of Total
Shiftwise, Inc.	$ 1,770,000	22.5%
Ascent Solar Technologies, Inc.	1,747,520	22.3%
Charles & Colvard, Ltd.	914,630	11.7%
Converted Organics, Inc.	881,574	11.2%
	$ 5,313,724	67.7%

We are also exposed to concentrations of credit risk related to our cash deposits. We maintain cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per bank. At any given time, our cash balance may exceed the balance insured by the FDIC. We monitor such credit risk at the financial institution and have not experienced any losses related to such risks to date.

Note 11. New Accounting Pronouncements

Recently Adopted Accounting Guidance

Amendment to ASC 825

ASC 825, "Financial Instruments," was amended to require disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements. This amendment also requires those disclosures in summarized financial information at interim reporting periods. The adoption of this amendment, effective June 30, 2009, did not have any effect on our financial position, results of operations or cash flows.

Amendment to ASC 820 and ASC 320

ASC 820, "Fair Value Measurements and Disclosures," and ASC 320, "Investments – Debt and Equity Securities," were amended to provide additional guidance for estimating fair value and emphasize that, even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation techniques used, the fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. The amendments also require disclosure in interim and annual periods regarding the inputs and valuation techniques used to measure fair value and a discussion of changes in valuation techniques and related inputs, if any, during the period. It also requires that entities define major categories for equity and debt securities. The adoption of these amendments, effective June 30, 2009, did not have any effect on our financial position, results of operations or cash flows.

Note 11. New Accounting Pronouncements (Continued)

Recent Accounting Guidance Not Yet Adopted

ASU 2010-06

Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurements," requires new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into or out of Level 1 and Level 2 fair-value classifications. It also requires information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of Level 3 fair-value assets and liabilities. These disclosures are required for fiscal years beginning on or after December 15, 2009. The ASU also clarifies existing fair-value measurement disclosure guidance about the level of disaggregation, inputs and valuation techniques, which are required to be implemented in fiscal years beginning on or after December 15, 2010. Since the requirements of this ASU only relate to disclosure, the adoption of the guidance will not have any effect on our financial position, results of operations or cash flows.

ASU 2009-05

Accounting Standards Update ("ASU") 2009-05, "*Fair Value Measurements and Disclosures (Topic 820) Measuring Liabilities at Fair Value,*" amends ASC Topic 820, "Fair Value Measurements," to allow companies determining the fair value of a liability to use the perspective of an investor that holds the related obligation as an asset. The new guidance is effective for interim and annual periods beginning after August 27, 2009, and applies to all fair-value measurements of liabilities required by GAAP. No new fair-value measurements are required by the update. We do not believe that the adoption of this ASU will have a material effect on our financial position, results of operations or cash flows.

Amendment to ASC 860

ASC 860, "Transfers and Servicing," was amended to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement in transferred financial assets. The amendments to ASC 860 are effective as of the beginning of an entity's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. The amendments must be applied to transfers occurring on or after the effective date. While we are still analyzing the effects of the adoption of the amendments, we do not believe that the adoption will have a material effect on our financial position, results of operations or cash flows.